EXHIBIT 99.1

CANAGOLD RESOURCS LTD.	T: 604.685.9700	www.canagoldresources.com
810-625 Howe Street	F: 604.6685-9744	CCM: TSX
Vancouver, BC V6C 2T6		CRCUF: OTCQB

Canagold Summarizes 2021 Results and Outlines 2022 Plans to Advance the High Grade New Polaris Gold Mine Project, British Columbia

Vancouver, Canada -January 12, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) highlights the results of its 2021 activities and outlines its 2022 plans to advance the high grade New Polaris gold mine project in BC and other gold exploration projects in the USA and Canada.

Scott Eldridge, CEO and Director, said, “2021 was an exciting year for Canagold, both at the corporate level and at New Polaris. We continue to see impressive high-grade intervals in our infill drilling which demonstrates the continuity of New Polaris’ mineralization. What’s more, we are now finding impressive high-grade intercepts in the C9 and C10 veins, parallel to the C-West Main (CWM) vein.

The rising number of thick, high grade drill intercepts in the C-9 and C-10 veins from last year’s infill drill program is bringing about a rethinking of the economic potential of the other parallel veins in the stacked C vein system. We look forward to receiving more assay results pending from last year in addition to results we’ll receive from this winters’ ongoing drilling.”

2021 Highlights:

Corporate

•	Strengthened the Management Team with the addition of Knox Henderson as Vice-President Corporate Development. Previously, Mr. Henderson held similar roles with Great Bear Resources and Kodiak Copper.
•	Closed a private placement of common shares for gross proceeds of CAD $5.3million.

New Polaris Project, British Columbia

•	Successfully completed a 47-hole, 24,000 meter drilling program to upgrade the Inferred Resources to a Measured or Indicated Resource category for inclusion in a future feasibility study. Results confirmed the continuous and high-grade nature of the C-West Main deposit and discovered potential for resource expansion in two parallel veins located in the hanging wall of the C-West Main zone. Due to assay lab backlogs, assay results for only 20 of the 47 holes have been completed. Highlights of the CWM drill results are shown in Table 1.

Table 1: CWM Highlight Intercepts

Vein	Hole No:	Down-Hole Depth: m	Length (m) *	Au g/t
CWM	21-1737E1	441.6	3.0	12.0
CWM	21-1783E1	323.0	6.6	24.2
CWM	21-1783E2	378.0	13.0	15.8
CWM	21-1783E3	430.0	2.7	14.3
CWM	21-1829E1	434.4	1.7	15.3
CWM	21-1783E5	433.6	3.9	30.8
CWM	21-1873E6	411.3	1.5	16.0
CWM	21-1829E2	464.9	5.1	11.6
CWM	21-1890E1	442.5	2.1	8.58
CWM	21-1890E2	481.7	2.1	25.7
CWM	21-1859E1	393.3	2.2	4.84
CWM	21-1800E1	534.6	2.5	8.60
CWM	21-1844E3	549.0	5.0	7.92
CWM	21-1905E2	486.0	7.6	4.98

Several drill holes returned significant intercepts of gold mineralization in two hanging-wall veins of the CWM Vein system. Combined with holes previously drilled in 1995 and 2006, the number of intercepts to date include nine in the C-9 vein and thirteen in the C-10 vein. Highlights of the intercepts are shown in Table 2 below.

Table 2: C-9 and C-10 Veins Highlight Intercepts:

Vein	Hole No:	Down-Hole Depth: m	Length (m) *	Au g/t
C-9	P95C42	318.6	3.8	13.7
C-9	06-1859E2	297.5	1.6	14.9
C-9	21-1844E3	414.4	8.9	11.0
C-9	21-1905E2	353.6	9.9	8.10
C-10	06-1813E2	313.3	1.6	12.7
C-10	06-1859E2	336.2	2.1	15.6
C-10	21-1844E3	438.7	3.0	14.5
C-10	21-1890E1	343.0	8.4	17.1
C-10	21-1905E2	380.9	17.8	11.1

*	Based on the current spacing of the drill hole intercepts the exact attitude of these veins remains open to interpretation, so the true widths have not been calculated at this time.

The samples were submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying.

•	Conducted 12 months of baseline data collection needed for submission with an Environmental Assessment application.

Windfall Hills Project, British Columbia

•	Plan to conduct analysis of the structural and lithological controls on mineralization needed to determine the next steps for the Windfall Hills property. Canagold may seek a partner to advance the project.

Princeton Project, British Columbia

•	In 2020 Canagold assigned its rights to earn up to a 75% interest in the Princeton property from Universal Copper and Sydney Wilson to Damara Gold Corp. On December 31, 2021 Damara issued an additional 9,841,371 Damara Shares to increase the Company’s ownership in Damara to 19.9% of the outstanding Damara Shares.
•	The 9,841,371 Damara shares issued to Canagold have an aggregate deemed value of $787,310 at eight cents per Damara share.

Fondaway Canyon and Dixie Comstock Projects, Nevada

•	Received US $100,000 cash and $200,000 share consideration as well as a $65,000 reduction in annual holding costs from Getchell Gold who has optioned the Fondaway Canyon and Dixie Comstock properties in Churchill County, Nevada.
•	Getchell can acquire 100% of the two projects at any time on or before the 4th anniversary of the agreement by paying Canagold US $2.0M in cash and US $2.0M in Getchell shares and granting Canagold a 2% net smelter return royalty (NSR).
•	In 2021, Getchell completed 10 drill holes at Fondaway Canyon for a total 3,874 metres.

Lightning Tree Project, Idaho

•	Received 1,250,000 common shares of Ophir Gold Corp and 1,250,000 warrants and $12,500 in cash per the terms of the option agreement allowing Ophir to earn a 100% interest in the Lightning Tree Property. Ophir completed a 10-hole 2,063 meter drilling program at the property in 2021.

2022 Plans:

Canagold’s strategies to create shareholder value in 2022 include:

•	Continuing to focus on advancing our core asset, the New Polaris gold mine project, with additional infill and exploration drilling.
•	Continue environmental baseline studies and geotechnical and engineering work needed to support an application to the BC Environmental Assessment office for an Environmental permit to build the mine.
•	Continue discussions with interested parties to find partners to advance the Windfall Hills project and to option or sell the remaining US gold exploration projects.
•	Pursue opportunistic acquisition of strategic new projects where we can add significant value.

New Polaris

•	Conduct an additional 10,000 meters of infill and exploration drilling to expand and upgrade the defined resource.
•	Update the resource model with results from the 2021 and ongoing diamond drilling program.
•	Conduct additional metallurgical testing of the BIOX process to obtain detailed information needed for feasibility engineering studies.
•	Complete baseline studies, summarize and analyze baseline sampling results and complete geotechnical and engineering work needed to support the Environmental Assessment application.

Windfall Hills

•	Continue further analysis of the structural and lithological controls on mineralization to determine the next phase of exploration for the property. Canagold may seek a partner to advance the project.

Nevada Projects

·	Seek partners or buyers for the rest of the Company’s projects in Nevada, including:

o	A&T - 2 patented claims covering 42 acres on Winnemucca Mountain, Humboldt County

o	Bull Run - 34 patented claims covering 586 acres near Jerritt Canyon, Elko County

o	Clear Trunk – 77 unpatented claims and fee mineral lands covering a total of 4,627 acres south of Winnemucca, Pershing and Humboldt Counties

o	Corral Canyon - 92 unpatented lode claims covering 1,798 acres in Humboldt County.

o	Hot Springs Point – A quarter section mineral and surface rights covering 160 acres in Eureka County

o	Jarbridge – 8 patented claims covering 128 acres in Elko County

o	Silver Peak - 2 patented mining claims covering 36 acres within the Mineral Ridge gold mine claim block, Esmeralda County

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

“Scott Eldridge”

____________________

Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company’s plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.